Exhibit 3.3

EXECUTION VERSION

VOTING TRUST AGREEMENT

THIS VOTING TRUST AGREEMENT, dated as of February 1, 2016 (this “Agreement”), by and among Broadcom Limited, a limited company incorporated under the laws of the Republic of Singapore (“Holdings”), Broadcom Cayman L.P., an exempted limited partnership registered in and formed under the laws of the Cayman Islands (the “Partnership”), and Computershare Trust Company, N.A., a national banking association, as Trustee (as defined below).

RECITALS

WHEREAS, in connection with an Agreement and Plan of Merger, dated as of May 28, 2015 (the “Transaction Agreement”), among Holdings, the Partnership, Avago Technologies Limited, Avago Technologies Cayman Holdings Ltd., Avago Technologies Cayman Finance Limited, Buffalo CS Merger Sub, Inc., Buffalo UT Merger Sub, Inc. and Broadcom Corporation (“Broadcom”), the Partnership agreed to issue restricted exchangeable limited partnership units (the “Exchangeable Units”) to certain holders of shares of Broadcom in the Unit Merger (as defined in the Transaction Agreement);

WHEREAS, substantially concurrently with the execution of this Agreement, Holdings (in its capacity as the General Partner of the Partnership) has executed an Amended and Restated Exempted Limited Partnership Agreement of the Partnership (the “LPA”) in order to set out the terms and conditions applicable to the relationship among its partners and the conduct of the business of the Partnership;

WHEREAS, in accordance with Section 2.7(g) of the Transaction Agreement, Holdings and the Partnership have agreed at the closing of the transactions contemplated by the Transaction Agreement to execute this Agreement for the purpose of providing holders of Exchangeable Units solely with one vote for each such Exchangeable Unit held, subject to the limitations contained herein, on all matters submitted to a vote of the holders of ordinary shares in the capital of Holdings (“Holdings Shares”);

WHEREAS, the parties hereto intend to provide the registered holders of Exchangeable Units, solely to the extent and as provided in this Agreement, with the ability to vote on all matters submitted to a vote of the holders of Holdings Shares, as if such holders had exchanged their Exchangeable Units for Holdings Shares in accordance with the terms of the LPA, but not to afford such holders with any class vote among themselves (other than with respect to a change in the Voting Rights (as defined below)); and

WHEREAS, immediately following the execution of this Agreement and in furtherance of the foregoing, Holdings has allotted and issued, and deposited with, the Trustee the Special Voting Shares (as defined below).

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Affiliate” has the meaning set out in the LPA;

“Agreement” has the meaning set out in the preamble to this Agreement;

“Beneficiaries” means the registered holders from time to time of Exchangeable Units, other than Holdings and its Subsidiaries;

“Beneficiary Votes” has the meaning set out in Section 4.2(a);

“Broadcom” has the meaning set out in the recitals to this Agreement;

“Business Day” means any day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in New York, New York, the Republic of Singapore or the Cayman Islands are authorized by law to be closed;

“Capped Share Amount” has the meaning set out in the definition of Special Voting Shares;

“Combination” has the meaning set out in the LPA;

“Exchangeable Units” has the meaning set out in the recitals to this Agreement;

“General Partner” means the general partner of the Partnership as determined from time to time in accordance with the LPA;

“Holdings” has the meaning set out in the preamble to this Agreement;

“Holdings Board of Directors” means the board of directors of Holdings;

“Holdings Consent” has the meaning set out in Section 4.2(a);

“Holdings Meeting” has the meaning set out in Section 4.2(a);

“Holdings Shares” has the meaning set out in the recitals to this Agreement;

“Indemnified Parties” has the meaning set out in Section 5.6;

“Liabilities” has the meaning set out in Section 5.6;

“List” has the meaning set out in Section 4.6;

“LPA” has the meaning set out in the recitals to this Agreement;

“Partnership” has the meaning set out in the preamble to this Agreement;

“Person” has the meaning set out in the LPA;

“Record Date” has the meaning set out in Section 4.2(a);

“SCA” means the Companies Act (Chapter 50) of Singapore;

“Special Voting Shares” means that number of non-economic voting preference shares in the capital of Holdings (which shares are to be issued and allotted to the Trust, deposited with, and voted solely by, the Trustee as described herein, having the rights set forth in the articles of association of Holdings, issued in its own class, which entitles the holder of record to vote on any of the following: (w) any matter on which holders of Holdings Shares are entitled to vote and (x) any amendment to the articles of association or constitution (as applicable) of Holdings that adversely affects the Voting Rights, with any amendment to the articles of association or constitution (as applicable) that adversely affects the Voting Rights requiring a separate class vote of the Special Voting Shares) equal to the lesser of (i) the aggregate number of Holdings Shares receivable upon the exchange of the Exchangeable Units (not including the Exchangeable Units held by Holdings or any of its Subsidiaries, and assuming for this purpose that the General Partner elects to repurchase all such Exchangeable Units for Holdings Shares) outstanding as of immediately following the consummation of the transactions contemplated by the Transaction Agreement, and (ii) a number (rounded down to the nearest whole number, the “Capped Share Amount”) equal to 19.9% of the sum of (y) the number of Holdings Shares outstanding as of such time plus (z) the Capped Share Amount;

“Subdivision” has the meaning set out in the LPA;

“Subsidiary” has the meaning set out in the LPA;

“Transaction Agreement” has the meaning set out in the recitals to this Agreement;

“Trust” means the voting trust created by this Agreement under the laws of Delaware;

“Trust Estate” means the Special Voting Shares held by the Trustee pursuant to this Agreement;

“Trustee” means Computershare Trust Company, N.A., a national banking association, and, subject to the provisions of Article 6, includes any successor trustee or permitted assigns; and

“Voting Rights” means the voting rights attached to the Special Voting Shares.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement or the LPA means this Agreement or the LPA, as the case may be, as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)	whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, on, or as of, or from a period beginning on or ending on, the next succeeding Business Day.

1.3	Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of Delaware. Each of the parties irrevocably and unconditionally (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) over any action or proceeding arising out of or relating to this Agreement, (b) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, (c) agrees not to assert that such courts lacks personal jurisdiction over the parties or are not a convenient forum for the determination of any such action or proceeding, and (d) consents to service of process by registered mail to the address specified in Section 8.5. Holdings, the Partnership, the Trustee and the Beneficiaries hereby waive trial by jury in any action, proceeding or counterclaim brought by any of the parties hereto against the other(s) on any matters whatsoever arising out of or in any way connected with this Agreement.

1.4	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

ARTICLE 2

PURPOSE OF AGREEMENT

2.1	Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Shares on behalf of the Trust in order to enable the Trustee to exercise the Voting Rights as Trustee for and on behalf of the Beneficiaries solely to the extent provided in this Agreement.

ARTICLE 3

SPECIAL VOTING SHARES

3.1	Issue and Ownership of the Special Voting Shares

Immediately following the execution of this Agreement, Holdings shall allot and issue to the Trust and deposit with the Trustee the Special Voting Shares (and shall deliver the certificate representing the Special Voting Shares to the Trustee) to be thereafter held of record by the Trust for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement. Holdings hereby acknowledges receipt from the Trust of $1.00 and other good and valuable consideration (and the adequacy thereof) for the allotment and issuance of the Special Voting Shares by Holdings to the Trust. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall have control and the exclusive administration of the Special Voting Shares and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Shares provided that the Trustee shall:

(a)	cause the Trust to hold the Special Voting Shares and all the rights related thereto solely for the use and benefit of the Beneficiaries as and to the extent provided in this Agreement; and

(b)	except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Shares, and the Special Voting Shares shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2	Legended Share Certificates; Non-Separable

The Partnership will cause any certificate representing Exchangeable Units to bear an appropriate legend notifying the Beneficiaries of their right under this Agreement to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Units of the Beneficiaries. For the avoidance of doubt, the rights of the Beneficiaries to exercise their respective Beneficiary Votes in accordance with the terms of this Agreement shall be stapled together with the Exchangeable Units held by such Beneficiaries, shall be sold, transferred, conveyed, assigned, pledged, encumbered or otherwise disposed of only in connection with the sale, transfer, conveyance, assignment, pledge, encumbrance or other disposition of such Exchangeable Units by any Beneficiary in accordance with the terms of the LPA, and may not in any event, by operation of law or otherwise, be sold, transferred, conveyed, assigned, pledged, encumbered or otherwise disposed of separate from the corresponding Exchangeable Units stapled thereto.

3.3	Safe Keeping of Certificates

The certificate representing the Special Voting Shares shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1	Voting Rights

The Trustee, on behalf of the Trust, as the holder of record of the Special Voting Shares, shall possess and shall be entitled to all of the Voting Rights, including the right to vote the Special Voting Shares in person or by proxy on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of Holdings at a Holdings Meeting and the right to consent in connection with a Holdings Consent; provided, that neither the Trustee nor any representative of the Trustee shall be required to attend any Holdings Meeting in person in order to exercise the Voting Rights hereunder. The Voting Rights shall be and remain vested in the Trust and exercised by the Trustee.

(a)	Subject to Section 4.1(c), the Trustee shall exercise the Voting Rights at the time at which the Holdings Meeting is held or a Holdings Consent is sought only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof;

(b)	Subject to Section 4.1(c), to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights;

(c)	Notwithstanding Sections 4.1(a) and 4.1(b), in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Shares, voting separately as a class, the Trustee shall, in respect of such vote, exercise all Voting Rights: (i) where such matter would require the vote of the shareholders of Holdings at a Holdings Meeting in addition to the vote of the holder of record of the Special Voting Shares, voting separately as a class, (a) in favor of such matter where the result of the vote of holders of Holding Shares and the Beneficiary Votes, voting together as a single class on such matter (absent the need for a separate class vote by the Special Voting Shares), would result in the approval of such matter, and (b) against such matter where the result of the vote of holders of Holding Shares and the Beneficiary Votes, voting together as a single class on such matter (absent the need for a separate class vote by the Special Voting Shares), would not result in the approval of such matter; and (ii) as directed by Holdings where such matter would require only the vote of the holder of record of the Special Voting Shares, voting separately as a class, and the Beneficiaries will have no Beneficiary Votes with respect thereto; provided, that in the event of a vote on a proposed amendment (whether proposed by the Holdings Board of Directors or by any other Person that is eligible to make such proposal) to the articles of association of Holdings which would adversely affect the Voting Rights, the Trustee shall exercise the Voting Rights for or against such proposed amendment based on instructions from the Beneficiaries.

4.2	Number of Votes

(a)

With respect to all meetings of shareholders of Holdings at which holders of Holdings Shares are entitled to vote (each, a “Holdings Meeting”) and with respect to all written consents sought from the holders of Holdings Shares (to the extent allowable under applicable law, each, a “Holdings Consent”), each Beneficiary shall, solely as and to the extent provided in this Agreement, be entitled to instruct the Trustee to cast and exercise, in the manner instructed in respect of each matter, question, proposal or proposition to be voted on at such Holdings Meeting or in connection with such Holdings Consent, that number of votes of the Special Voting Shares which is equal to the lesser of (i) that number of Holdings Shares receivable upon the exchange of the Exchangeable Units (assuming for this purpose that the General Partner elects to repurchase such Exchangeable Units for Holdings Shares) owned of record by such Beneficiary on the record date (the “Record Date”) established by Holdings or pursuant to applicable law for determining the holders of Holdings Shares entitled to receive notice of and/or to vote at such Holdings Meeting or in connection with such Holdings Consent (the “Beneficiary Votes”) and (ii) the product, rounded down to the nearest whole number, of (x) the number of such Beneficiary Votes, multiplied by (y) a pro-ration fraction whose numerator is the number of issued Special Voting Shares as of such Record Date and whose denominator is the number of outstanding Exchangeable Units as of such Record Date.

(b)	To the extent permissible under applicable law, Holdings may (in its sole discretion and without the approval of the Beneficiaries or the Trustee) elect to exchange all issued Special Voting Shares held in the Trust Estate for one non-economic preference share issued by Holdings with substantially the same terms and conditions as the issued Special Voting Shares, provided that such new preference share shall maintain the aggregate Voting Rights of the exchanged Special Voting Shares.

4.3	Mailings to Beneficiaries

With respect to each Holdings Meeting and Holdings Consent, the Trustee will promptly mail or cause to be mailed (or otherwise communicate in the same manner as Holdings utilizes in communications to holders of Holdings Shares, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries of the Exchangeable Units named in the List referred to in Section 4.6, such mailing or communication to be made on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Holdings to its shareholders:

(a)	a copy of such notice, together with any related materials, including any proxy statement or information statement (but excluding proxies to vote Holdings Shares), to be provided to shareholders of Holdings;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Holdings Meeting or Holdings Consent solely as and to the extent provided in this Agreement;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give or procure to be given:

(i)	a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

(ii)	a proxy to a designated agent or other representative of the management of Holdings to exercise such Beneficiary Votes;

(d)	a statement that, solely to the extent provided in this Agreement, if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised by the Trustee;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)	a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Holdings Meeting shall not be earlier than three (3) Business Days prior to the last day that proxies in respect of the Holdings Meeting may be submitted, and of the method for revoking or amending such instructions.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Holdings, and the materials referred to in Sections 4.3(c) (statement as to the manner in which instructions may be given), 4.3(e) (form of direction) and 4.3(f) (statement of the time and date by which instructions must be received) shall be subject to reasonable comment by the Trustee in a timely manner.

For the purpose of determining the number of Beneficiary Votes to which a Beneficiary is entitled in respect of any Holdings Meeting or Holdings Consent, the number of Exchangeable Units owned of record by such Beneficiary shall be determined at the close of business on the Record Date and notified to the Trustee pursuant to Section 4.6. Holdings will notify the Trustee of any decision of the Holdings Board of Directors with respect to the calling of any Holdings Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3 (including notifying the Trustee whether such vote will be subject to Section 4.1(c) hereof).

4.4	Copies of Shareholder Information

Holdings will deliver to the Trustee copies of all proxy materials (including notices of Holdings Meetings but excluding proxies to vote Holdings Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Holdings Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Holdings Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Holdings, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Holdings) received by the Trustee from Holdings and will use its commercially reasonable efforts to mail or otherwise send such materials as soon as reasonably practicable after the sending of such materials to holders of Holdings Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office all proxy materials, information statements, reports and other written communications that are:

(a)	received by the Trustee as the registered holder of the Special Voting Shares and made available by Holdings generally to the holders of Holdings Shares; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Holdings.

Notwithstanding the foregoing, if such materials are publicly available (excluding any proxies or similar materials required for the Beneficiaries to exercise their Beneficiary Votes) through the U.S. Securities and Exchange Commission’s Electronic Data Analysis and Retrieval System (EDGAR), Holdings shall have no liability for any failure to deliver such materials in accordance with this Section 4.4; provided, that Holdings shall have notified the Trustee regarding the public availability of such materials through EDGAR.

4.5	Other Materials

As soon as reasonably practicable after receipt by Holdings or shareholders of Holdings (if such receipt is known by Holdings) of any material sent or given by or on behalf of a third party to holders of Holdings Shares generally, including dissident proxy and information statements (and related information and material) and tender and exchange offer materials (and related information and material), Holdings shall use its commercially reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Holdings, copies of all such materials received by the Trustee from Holdings. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office copies of all such materials. Notwithstanding the foregoing, if such materials are publicly available (excluding any proxies or similar materials required for the Beneficiaries to exercise their Beneficiary Votes) through the U.S. Securities and Exchange Commission’s Electronic Data Analysis and Retrieval System (EDGAR), Holdings shall have no liability for any failure to deliver such materials in accordance with this Section 4.5.

4.6	List of Persons Entitled to Vote

The Partnership shall (a) prior to each annual general or extraordinary Holdings Meeting or the seeking of any Holdings Consent from the holders of Holdings Shares and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries of the Exchangeable Units arranged in alphabetical order and showing the number of Exchangeable Units held of record by each such Beneficiary and the number of Beneficiary Votes each Beneficiary is entitled to cast, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Holdings Meeting or a Holdings Consent, at the close of business on the Record Date with respect to such Holdings Meeting or such Holdings Consent. Each such List shall be delivered to the Trustee promptly after receipt by the Partnership of such request or the Record Date, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement.

4.7	Entitlement to Direct Votes

Any Beneficiary named in the List prepared in connection with any Holdings Meeting or Holdings Consent will, solely as and to the extent provided in this Agreement, be entitled to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled.

4.8	Voting by Trustee

In connection with each Holdings Meeting and Holdings Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the written instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions) and in all events subject to the terms of this Agreement; provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

4.9	Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Holdings utilizes in communications to holders of Holdings Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of the Partnership. The Partnership shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10	Termination of Voting Rights

(a)	For the avoidance of doubt, all of the rights of a Beneficiary with respect to its Beneficiary Votes in respect of an Exchangeable Unit, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary, and such Beneficiary Votes and the Voting Rights represented thereby shall cease to exist immediately, upon the exchange of such Exchangeable Unit pursuant to Article 2 of Schedule A to the LPA or the dissolution of Partnership. For the avoidance of any doubt, in no event shall the holder of any Exchangeable Units be entitled under any circumstance whatsoever to exercise any Beneficiary Votes more than once by virtue of this Agreement.

(b)	Concurrently with the exchange of any Exchangeable Units pursuant to Article 2 of Schedule A to the LPA and without any further action required on the part of Holdings, Holdings shall redeem in accordance with its articles of association such number of Special Voting Shares equal to the number of Exchangeable Units so exchanged; provided, that if the number of outstanding Exchangeable Units is greater than the number of issued Special Preference Shares at the time of any such exchange, Holdings shall only redeem Special Voting Shares with respect to Exchangeable Units that are exchanged after the number of outstanding Exchangeable Units has been reduced to be equal to the number of issued Special Voting Shares as a result of such exchange.

ARTICLE 5

CONCERNING THE TRUSTEE

5.1	General Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a)	receipt and deposit of the Special Voting Shares from Holdings as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d)	holding title to the Trust Estate on behalf of the Trust; and

(e)	taking such other actions and doing such other things as are specifically provided in this Agreement, including voting the Special Voting Shares in accordance with the provisions of Section 4.1(c).

In addition, the Trustee shall have the following duties:

(a)	to maintain records of the Trust;

(b)	to maintain an office for Trustee meetings and other trust business;

(c)	to respond to inquiries concerning the Trust from Holdings;

(d)	to execute documents with respect to Trust account transactions, if any; and

(e)	at the Partnership’s request and expense, to prepare or arrange for the preparation of all applicable tax returns and tax reporting on behalf of the Trust. In the event Holdings requests that the Trustee prepare any tax returns, the Trustee is authorized to engage an appropriate firm of public accountants for the preparation of such tax returns.

The Trustee shall also have the right to retain accountants, attorneys, agents and other advisors in connection with the performance of the Trustee’s duties.

The Trustee shall be under no obligation to institute, conduct or defend any litigation, arbitration or other proceeding under this Agreement or otherwise or in relation to this Agreement (including, without limitation, in respect of any claim made relating to the Trust Estate or Holdings).

The Trustee shall incur no liability if, by reason of any provision of any present or future law or regulation thereunder, or by any force majeure event, including but not limited to natural disaster, war or other circumstances of any sort whatsoever beyond its reasonable control, the Trustee shall be unable, prevented or forbidden from doing or performing any act or thing which the terms of this Agreement provide shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement.

5.2	Standard of Care; Exculpation

Neither the Trustee nor any director, officer, affiliate, employee, employer, professional, agent or representative of the Trustee shall be personally liable in connection with the affairs of the Trust to any person or entity except for such acts or omissions of the Trustee as shall constitute fraud, willful misconduct or gross negligence. The Trustee’s duties shall be limited to those expressly set forth herein and the Trustee shall not be bound by or subject to any other agreement (including, but not limited to, the Transaction Agreement and the LPA). Subject to the foregoing:

(a)	The Trustee shall be entitled to assume the validity and enforceability of all documents provided to it, and reasonably believed by it to be genuine and reasonably believed by it to be signed by the proper party or parties, without further inquiry.

(b)	The Trustee shall not be liable with respect to any action taken or omitted to be taken by it (ii) in accordance with the instructions provided hereunder or (ii) as may be required under applicable law.

(c)	The Trustee shall not be responsible for or in respect of and makes no representation as to the validity or sufficiency of any provision of this Agreement or for the due execution hereof by the other parties or for the form, character, genuineness, sufficiency, value or validity of any of the Trust Estate.

(d)

Whenever the Trustee is unable to decide between alternative courses of action permitted or required by the terms of this Agreement, or is unsure as to the application, intent, interpretation or meaning of any provision of this Agreement, the Trustee shall promptly give notice (in such form as shall be appropriate under the circumstances) to Holdings requesting instruction as to the course of action to be adopted, and, to the extent the Trustee acts in good faith in accordance with any such instruction from Holdings, the Trustee shall not be liable on account of such action to any person. If the Trustee shall not have received appropriate instructions within 10 calendar days of sending such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action which is consistent, in its view, with this Agreement, and the Trustee shall have no liability to any person for any such action or inaction.

(e)	The Trustee shall incur no liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper reasonably believed by it to be genuine and reasonably believed by it to be signed by the proper party or parties and need not investigate any fact or matter in any such document as long as the Trustee has otherwise satisfied its obligations under this Agreement.

(f)	The Trustee may consult with legal counsel and any action under this Agreement taken in good faith by it in accordance with the opinion of such counsel shall be binding and conclusive upon the parties hereto and the Trustee shall be fully protected and shall have no liability in respect thereof.

(g)	The Trustee may accept written instructions by Holdings as conclusive evidence that any action by the Partnership has been duly adopted and that the same is in full force and effect.

(h)	The permissive rights granted to the Trustee herein shall not be construed as duties.

5.3	No Fiduciary Duties

To the fullest extent permitted by law, the parties hereto waive any and all fiduciary duties of the Trustee that, absent such waiver, may be implied by law or equity. The Trustee shall not be required to give a bond or other security for the faithful performance of its duties as such.

5.4	Beneficiaries Bound

Every Beneficiary shall be deemed conclusively for all purposes to have assented to this agreement to all of its terms, conditions and provisions and shall be bound thereby with the same force and effect as if such Beneficiary had executed this Agreement.

5.5	Fees and Expenses of the Trustee

During the period of its service as the Trustee, the Trustee shall receive from Holdings reasonable compensation as shall be agreed upon from time to time by the Trustee and Holdings for all services rendered by the Trustee hereunder. The Trustee may incur and pay all reasonable and documented out-of-pocket expenses and obligations that the Trustee may deem necessary or proper in exercising the power and authority given to or vested in the Trustee by this Agreement. Holdings will reimburse the Trustee for all reasonable and documented out-of-pocket expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses).

5.6	Indemnification of the Trustee

Holdings shall be liable as primary obligor for, and shall indemnify the Trustee and its successors, assigns, officers, directors, employees and agents (the “Indemnified Parties”) from and against, any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, penalties, and any and all reasonable out-of-pocket costs, expenses and disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever (“Liabilities”) which may at any time be imposed on, incurred by, or asserted against the Trustee or any other Indemnified Party in any way relating to or arising out of this Agreement, the Trust Estate, the administration of the Trust or the action or inaction of the Trustee or any other Indemnified Party hereunder, except only that Holdings shall not be liable for or required to indemnify any Indemnified Party from and against Liabilities arising or resulting from an Indemnified Party’s gross negligence, fraud, or willful misconduct. The indemnities contained in this Section shall survive the resignation or termination of the Trustee and the termination of this Agreement. Notwithstanding any other provision of this Agreement, in no event shall the Trustee be liable (i) for special, consequential, exemplary or indirect damages or for any loss of business or profits or loss of opportunity or (ii) for the acts or omissions of brokers or dealers.

5.7	Eligibility; Disqualification

The Trustee shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has, together with its parent, a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 5.7, it shall resign immediately in the manner and with the effect hereinafter specified in Article 6.

ARTICLE 6

CHANGE OF TRUSTEE

6.1	Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Holdings specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Holdings otherwise agrees and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Holdings shall promptly appoint a successor trustee, which shall be authorized to carry on the duties of the Trustee hereunder, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Holdings shall reimburse the retiring trustee for its legal costs and expenses in connection with same. The fact that any trustee has resigned such trustee’s position as a trustee shall not act, or be construed to act, as a release of any Exchangeable Units or Special Voting Shares from the terms and provisions of this Agreement.

6.2	Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time, with or without cause, on not less than 30 days’ prior notice by written instrument executed by Holdings, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. If the Trustee ceases to be eligible under Section 5.7 and fails to resign after written request therefor by Holdings, the Partnership or by any Beneficiary, then Holdings by written notice to the Trustee may remove the Trustee and appoint a successor Trustee that satisfies the eligibility requirements under Section 5.7.

6.3	Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Holdings and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. In addition, to the extent required, the predecessor trustee shall execute and deliver to the successor trustee an instrument of transfer, transferring the Trust Estate to the successor trustee, and shall vest the Trust Estate in the successor trustee and deliver to the successor trustee all books, documents, records and other property whatsoever relating to the Trust Estate. Further, on the written request of Holdings or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Holdings and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust or agency business of the Trustee shall be the successor of the Trustee hereunder; provided, that such corporation shall be otherwise eligible under this Agreement to act as a successor Trustee without the execution or filing of any paper or any further act on the part of any of the parties hereto.

6.4	Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Holdings shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Holdings shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Holdings.

ARTICLE 7

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

7.1	Amendments, Modifications, etc.

Subject to Section 7.3, this Agreement may not be amended or modified except by an agreement in writing executed by Holdings; provided, that the approval of Beneficiaries holding at least 85% of the then-outstanding Exchangeable Units (excluding any Exchangeable Units held by Holdings or any of its Subsidiaries, which shall be established by a certificate delivered by Holdings to the Trustee) shall be required in the case of any amendment that would adversely affect the rights, privileges, restrictions or conditions attaching to the Exchangeable Units (including, for the avoidance of doubt, the provision of Beneficiary Votes hereunder and the eligibility requirements under Section 5.7) relative to the Holdings Shares; provided, further, that no amendment that increases the obligations, duties or liabilities or affects the rights of the Trustee shall be effective without the prior written approval of the Trustee. Prior to the execution of any amendment, the Trustee shall be entitled to receive (and conclusively rely upon) a certificate from Holdings certifying that such amendment is permitted by the terms of this Section 7.1. The Trustee shall execute and deliver a trust agreement or other instruments supplemental hereto to give effect to any such amendment or modification proposed by Holdings, and so approved by the Beneficiaries, provided that such agreement does not adversely affect the rights, duties, liabilities or immunities of the Trustee hereunder.

7.2	Meeting to Consider Amendments

The Partnership, at the request of Holdings, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the LPA and all applicable laws.

7.3	Changes in Capital of Holdings and the Partnership

At all times after the occurrence of any event contemplated pursuant to Section 3.4 or Section 3.5 of the LPA or otherwise, as a result of which Holdings Shares, Special Voting Shares or the Exchangeable Units are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Holdings Shares, Special Voting Shares or the Exchangeable Units are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 8

GENERAL

8.1	Term

This Agreement and the Trust created hereby shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Units are held by any Beneficiary; and

(b)	each of Holdings and the Partnership elects in writing to terminate the Trust and such termination is approved by Beneficiaries holding at least 85% of the then-outstanding Exchangeable Units.

Holdings shall promptly notify the Trustee in writing of the occurrence of either of the foregoing events.

8.2	Waivers

No waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth in this Agreement shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement or understanding at a future time. The Trustee shall not grant any waiver of any provision of this Agreement to Holdings without the prior approval of Beneficiaries holding at least 85% of the then-outstanding Exchangeable Units. Holdings and the Partnership shall not waive the eligibility requirements under Section 5.7 with respect to any Trustee or proposed successor trustee without the prior approval of Beneficiaries holding at least 85% of the then-outstanding Exchangeable Units.

8.3	Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties. Any assignment other than in accordance with this section shall be void.

8.4	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

8.5	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to Holdings or the Partnership, at:

Broadcom Limited

1320 Ridder Park Drive

San Jose, California 95131

Attention: General Counsel

Fax No.: (408) 433-6340

(ii)	if to the Trustee, at:

Computershare Trust Company, N.A.

8742 Lucent Boulevard, Suite 225

Highlands Ranch, Colorado 80129

Attention: John M. Wahl

Fax No.: (303) 262-0608

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing.

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.5.

8.6	Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Units in any manner permitted by the LPA in respect of notices to unitholders and shall be deemed to be received (if given or sent in such manner) at the time specified in the LPA, the provisions of which shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries. The foregoing sentence shall not limit the manner in which information or documents is sent Beneficiaries of Exchangeable Units pursuant to Section 4.3.

8.7	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BROADCOM LIMITED

by	/s/ Anthony E. Maslowski
Name:	Anthony E. Maslowski
Title:	Senior Vice President and Chief Financial Officer

BROADCOM CAYMAN L.P.
by its general partner, Broadcom Limited

by	/s/ Anthony E. Maslowski
Name:	Anthony E. Maslowski
Title:	Senior Vice President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee

by	/s/ John M. Wahl
Name:	John M. Wahl
Title:	Corporate Trust Officer